SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                  .

Commission file number: 1-12385

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

NORTHROP GRUMMAN SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORTHROP GRUMMAN CORPORATION

1840 Century Park East

Los Angeles, California 90067

Northrop Grumman Savings Plan

Financial Statements as of December 31, 2004 and 2003

and for the Year Ended December 31, 2004,

Supplemental Schedule and

Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the

Northrop Grumman Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Northrop Grumman Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    DELOITTE & TOUCHE LLP

Los Angeles, California

June 27, 2005

NORTHROP GRUMMAN SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investment in Northrop Grumman Defined Contribution Plans Master Trust—at fair value	$9,248,240,378	$5,655,953,474
Short term investments	13,919,436	8,699,270
Loans receivable from participants	168,501,744	122,277,341
Other investments—at fair value	753,590,822	622,800,550

Total investments	10,184,252,380	6,409,730,635

Receivables:
Participant contributions	16,655,798	8,627,405
Employer contributions	6,996,186	3,064,914
Dividends and interest receivable	24,032	10,322
Other receivable	54,608

Total receivables	23,730,624	11,702,641

Total assets	10,207,983,004	6,421,433,276

LIABILITIES:
Accrued expenses	3,856,728	1,894,835

Total liabilities	3,856,728	1,894,835

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$10,204,126,276	$6,419,538,441

See accompanying notes to financial statements.

NORTHROP GRUMMAN SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEAR ENDED DECEMBER 31, 2004

INVESTMENT INCOME:
Plan interest in Northrop Grumman Defined Contribution Plans Master Trust investment income	$562,221,477
Net appreciation in fair value of other investments	32,129,405
Dividends	6,653,076
Interest	214,161

Total investment income	601,218,119

CONTRIBUTIONS:
Participant	501,206,667
Employer	163,480,530

Total contributions	664,687,197

TRANSFERS OF NET ASSETS FROM PLANS MERGED DURING THE YEAR	2,923,797,123

Total additions	4,189,702,439

DEDUCTIONS:
Benefits paid to participants	(393,442,896)
Administrative expenses	(11,671,708)

Total deductions	(405,114,604)

NET INCREASE	3,784,587,835

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	6,419,538,441

End of year	$10,204,126,276

See accompanying notes to financial statements.

NORTHROP GRUMMAN SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The following description of the Northrop Grumman Savings Plan (the ”Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a qualified profit-sharing and employee stock ownership plan sponsored by Northrop Grumman Corporation (the ”Company”). It was established February 1, 1962 and restated effective January 1, 2004. It covers substantially all hourly and salaried employees of the Company who are at least 18 years old, are citizens or residents of the United States of America and are not covered under another plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

During 2004, the Northrop Grumman Electronic Sensors & Systems Sector Union Represented Employees Savings & Investment Plan and Northrop Grumman Space & Mission Systems Corp. Savings Plan were merged into the Plan (see Note 11).

The Plan utilizes the Northrop Grumman Defined Contribution Plans Master Trust (the “DC Master Trust”) for its investments, except for the participant loans, temporary (short-term) investments and participant-directed brokerage accounts held in the Charles Schwab Personal Choice Retirement Account.

Contributions — Plan participants may contribute between 1 percent and 30 percent of eligible compensation in increments of 1 percent, on a tax-deferred (before-tax) basis, on an after-tax basis, or a combination thereof through payroll withholdings. An active participant may change the percentage of his or her contributions at any time. Contributions are subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended (the “1986 Code”).

The Company’s matching contributions are generally as follows:

Employee Contribution	Company Match
First 2 percent of eligible compensation	100 percent
Next 2 percent of eligible compensation	50
Next 4 percent of eligible compensation	25
Contribution over 8 percent	0

Participant Accounts — A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Plan participants are fully vested (100 percent) at all times in the balance of their accounts (both employee and employer contributions), none of which may be forfeited for any reason.

Investment Options — Upon enrollment in the Plan, each participant directs contributions and Company matching contributions, in 1 percent increments, to be invested in any of the following investment funds.

U.S. Equity Fund — The U.S. Equity Fund consists predominantly of holdings in large and medium sized U.S. company stocks. The fund’s objectives are capital appreciation over the long term, along with current income (dividends). The fund’s stock investments are selected by independent professional investment managers appointed by the Plan’s Investment Committee.

U.S. Fixed Income Fund — The U.S. Fixed Income Fund consists of holdings in marketable, fixed income securities rated within the three highest investment grades (i.e., A or better) assigned by Moody’s Investor Services or Standard & Poor’s Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund is broadly diversified and maintains an average maturity of 10 years. The securities are selected by independent professional investment managers appointed by the Plan’s Investment Committee.

Stable Value Fund — The Plan holds an interest in the Northrop Grumman Stable Value Fund (the “Stable Value Fund”, see Notes 5 and 6). Investments of the Stable Value Fund are diversified among U.S. Government securities and obligations of government agencies, bonds, short-term investments, cash and investment contracts issued by insurance companies and banks. The Stable Value Fund is managed by an independent professional investment manager appointed by the Plan’s Investment Committee.

Northrop Grumman Fund — The Northrop Grumman Fund invests primarily in Northrop Grumman Corporation common stock.

Balanced Fund — The Balanced Fund is designed to provide investors with a fully diversified portfolio consisting of targeted proportions of fixed Income (35%), U.S. Equities (45%), and International Equities (20%). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.

International Equity Fund — The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside the United States. The fund’s objectives are capital appreciation over the long term, along with current income (dividends).

Small Cap Fund — The Small Cap Fund consists of stocks of a diversified group of small capitalization U.S. companies. The stocks purchased by the fund typically have a market capitalization similar to companies in the Russell 2000 Index, which are companies with an average market capitalization of $500 million. The fund’s objective is capital appreciation over the long term, rather than current income (dividends).

Equity Index Fund — The Equity Index Fund consists of a diversified portfolio of stocks, as defined by an established market index. These stocks are selected by independent professional investment managers appointed by the Plan’s Investment Committee. This fund is designed to provide results that closely match those of the Standard & Poor’s 500 Stock Index.

High Yield Bond Fund — The High Yield Bond Fund consists of below-investment-grade securities (i.e., BBB or lower) assigned by Moody’s Investor Services or Standard & Poor’s Corporation. The fund seeks to exceed the return of the high-quality (investment grade) bond market.

International Bond Fund — The International Bond Fund consists of non-U.S. dollar denominated debt instruments rated within the three highest investment grades (i.e., A or better) by Moody’s Investor Services or Standard & Poor’s Corporation. The fund’s objective is to provide a higher level of income and capital appreciation than the domestic fixed income market.

Emerging Markets Fund — The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund’s objective is capital appreciation over the long term.

Schwab Personal Choice Retirement Account — The Schwab Personal Choice Retirement Account consists of more than 2,500 mutual funds, more than 300 fund families and the option to invest in individual stocks and bonds.

Participants may change their investment direction weekly. Existing account balances can be transferred daily, subject to certain restrictions.

Contributions deposited into each investment fund buy units of that fund based on unit values that are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions and transfers. The value of each participant’s account within each fund depends on two factors: (1) the number of units purchased to date and (2) the current value of each unit.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50 percent of their account balance (not including Company contributions). A participant may not have more than two outstanding loans at any given time (except for those merged from other plans). Loans will be prorated across all investment funds and are secured by the balance in the participant’s account. The interest rate is fixed on the first business day of each month at the prime rate of the Plan’s trustee plus 1 percent. Repayments are made from payroll deductions (for active employees) or personal check (for former employees or employees on a leave of absence). The maximum loan period is five years or, effective January 1, 2003, fifteen years for a loan used to acquire a dwelling that is the principal residence of the participant. Loans may be repaid early in full; partial early repayments are not permitted.

Payment of Benefits — On termination of employment with the Company (including termination due to death, disability or retirement), a participant may receive a lump sum payment of his or her entire account balance. A participant may also delay payment until age 70 1/2, if the account balance exceeds $5,000. Certain partial distributions after termination of employment and before age 70 1/2 are permitted by the Plan. Participants may rollover account balances to individual retirement accounts (IRA) or another employer’s qualified retirement plan to postpone federal and most state income taxes. Participants with frozen account balances under a previous savings plan may be eligible to elect special distribution options under the previous plan.

Distributions from the Northrop Grumman Fund will be paid in cash, stock, or a combination of both, depending on the participant’s election.

Withdrawals — A participant may withdraw all or a portion of his or her after-tax contributions (plus earnings) at any time, limited to one withdrawal per quarter. In addition, a participant may withdraw all or a portion of his or her Company matching contribution (plus earnings) at any time, also limited to one withdrawal per quarter. A participant may withdraw all or a portion of his or her before-tax contributions for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document). Withdrawals are limited to the amount of a participant’s contributions net of any loan balances outstanding.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan invests in various securities, including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are normally exposed to various risks, such as interest rate, credit and overall market volatility. Due to the ongoing level of risk associated with investment securities, changes in the values of investment securities may occur in the near term, which could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation and Income Recognition — The Plan’s investments, other than guaranteed investment contracts, including the Plan’s interest in the DC Master Trust, are stated at fair value as determined by State Street Bank and Trust Company (“State Street” or the “Trustee”). The underlying investments in the DC Master Trust are valued as follows:

Investments in common and preferred stock are valued at the last reported sales price of the stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Investments in common trust funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the funds underlying assets. Fair values for securities are based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade in such securities (investment managers, the Plan’s Investment Committee, or in the case of participant-directed brokerage accounts, the participant’s broker, as applicable). The participant-directed brokerage accounts are held in the Charles Schwab Personal Choice Retirement Account.

Guaranteed investment contracts held by the Plan through the Stable Value Fund are considered to be fully benefit-responsive and therefore are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses. Contract value approximates fair value. In addition, the Plan entered into synthetic investment contracts in order to manage the market risk and return of certain securities held by the Plan (See Notes 5 and 6).

All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.

The Trustee relies on the prices provided by pricing sources or the investment managers, Investment Committee or participant’s broker as a certification as to value in performing any valuations or calculations required of the Trustee. Participant loans are valued at their outstanding balances, which approximates fair value.

The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation on the underlying securities to the participating plans daily based upon the market value of each plan’s investment. The unrealized appreciation or depreciation in the aggregate current value of investments is the difference between current value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold.

Expenses — Administrative expenses of the Plan are paid by either the Plan or the Plan’s sponsor as provided in the Plan document.

Payment of Benefits — Benefits are recorded when paid.

Reclassifications—Certain prior-year amounts have been reclassified to conform to current-year presentation.

3.	INVESTMENTS

As of December 31, 2004, the Plan’s investments include a proportionate interest in certain investments held by the DC Master Trust. These investments are stated at fair value determined and reported by the Trustee in accordance with the DC Master Trust Agreement established by the Company (see Notes 1 and 2). Proportionate interests of each participating plan are ascertained on the basis of the Trustee’s plan accounting method for master trust arrangements. The Plan’s investment in the DC Master Trust represents approximately 93 percent and 87 percent of total net assets as reported by the Trustee of the Master Trust as of December 31, 2004 and 2003, respectively.

As of December 31, 2004 and 2003, DC Master Trust assets of $945,632,923 and $695,984,508, respectively, were on loan to third party borrowers under security lending agreements. Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the DC Master Trust. The DC Master Trust held $964,720,499 and $709,646,197 of collateral for securities on loan as of December 31, 2004 and December 31, 2003, respectively.

The net assets of the DC Master Trust at fair value are as follows as of December 31:

	2004	2003
Assets:
Common stock	$3,958,338,184	$2,487,376,512
Guaranteed and synthetic investment contracts (See Notes 5 and 6)	2,726,708,728	1,757,340,661
Common/collective trust funds	2,497,187,691	1,507,330,059
Temporary investments	326,396,803	152,963,469
U.S. and foreign government securities	282,951,795	411,233,413
Corporate debt instruments	159,625,861	174,859,840
Other investments	38,363,119	11,684,933
Receivable for investments sold	33,120,224	28,549,033
Dividends, interest and tax receivable	10,142,786	8,511,236
Other receivables	37,008

Total Assets	10,032,872,199	6,539,849,156
Liabilities:
Due to broker for securities purchased	66,552,095	80,811,923

Net assets of the DC Master Trust	$9,966,320,104	$6,459,037,233

Investment income for the DC Master Trust is as follows for the year ended December 31, 2004:

Net appreciation (depreciation) in fair value of investments:
Common stock	$303,447,058
Common/collective trust funds	126,237,526
U.S. and foreign government securities	2,828,925
Corporate debt instruments	(187,538)
Other investments	(7,899,496)

424,426,475
Interest	129,930,067
Dividends	71,658,668
Other income	551,553
Investment manager fees	(10,681,589)

Total investment income	$615,885,174

Investments, other than the Plan’s investment in the DC Master Trust, that represent 5 percent or more of the Plan’s net assets available for Plan benefits are as follows as of December 31, 2004 and 2003:

	2004	2003
Schwab Personal Choice Retirement Account	$753,590,822	$622,800,550

4.	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used by the investment managers of the DC Master Trust as part of their respective strategies. These strategies include the use of futures contracts, interest rate swaps and options as substitutes for certain types of securities. During 2004, the investment managers utilized the following types of derivative financial instruments.

Futures Contracts — The DC Master Trust enters into futures contracts in the normal course of investing activities to manage market risk associated with equity and fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for plan benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. The terms of these contracts typically do not exceed one year.

As of December 31, 2004, the DC Master Trust was a party to U.S. Treasury and Eurodollar futures contracts held for trading purposes to purchase (sell) aggregate notional amounts of ($106,707,141) and $103,801,483 at December 31, 2004, respectively. The fair value of futures contracts in the statements of net assets available for benefits was ($801,549) at December 31, 2004.

Interest Rate Swaps — The DC Master Trust enters into interest rate swap contracts in the normal course of its investing activities to manage the interest rate exposure associated with fixed income investments. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties. As of December 31, 2004, the DC Master Trust had interest rate swap contracts with aggregate notional amounts and fair values of $46,370,000 and ($305,818), respectively.

Notional amounts disclosed above do not quantify risk or represent assets or liabilities of the DC Master Trust, but are used in the calculation of cash settlements under the contracts. Changes in fair value are accounted for as appreciation (depreciation) in fair value of investments of the DC Master Trust.

5.	INTEREST IN NORTHROP GRUMMAN STABLE VALUE FUND

The DC Master Trust includes amounts in the Northrop Grumman Stable Value Fund, which was established for the investment of assets of certain savings plans sponsored by Northrop Grumman Corporation and its affiliates. Each participating savings plan has an undivided interest in the Stable Value Fund. At December 31, 2004 and 2003, the Plan’s interests in the net assets of the Stable Value Fund were approximately 93 percent and 86 percent, respectively, of the total fund value. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.

Investments held in the Stable Value Fund were as follows as of December 31, 2004 and 2003:

	2004	2003
Guaranteed and Synthetic Investment Contracts (at contract value)	$2,726,708,728	$1,757,340,661
Merrill Lynch Retirement Preservation Trust		353,175,048
Cash and cash equivalents	22,365,697	7,241,405

Total	$2,749,074,425	$2,117,757,114

Investment income of the Stable Value Fund totaled $103,762,307 for the year ended December 31, 2004.

The DC Master Trust has an arrangement with the investment manager of the Stable Value Fund whereby the investment manager has the ability to borrow amounts from third parties to satisfy liquidity needs of the Stable Value Fund, if necessary. As of December 31, 2004, no borrowings under this arrangement were outstanding.

6.	INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

Guaranteed investment contracts at contract value owned by the Stable Value Fund consisted of the following as of December 31 (at contract value):

	2004	2003
Synthetic Investment Contracts	$2,699,669,681	$1,753,314,248
Separate account assets	16,025,472
General account assets	11,013,575	4,026,413

Totals	$2,726,708,728	$1,757,340,661

The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities similar to those of guaranteed investment contracts. Each wrapper contract and its related underlying assets is referred to as a Synthetic Investment Contract (“SIC”) and is recorded at contract value.

The fair value of the underlying assets related to the SICs was $2,760,543,569 as of December 31, 2004 and $1,834,125,347 as of December 31, 2003. The fair value of non-synthetic contracts held by the Plan approximated their contract value as of December 31, 2004. The weighted average yield (excluding administrative expenses) for all investment contracts was 4.74 percent and 4.68 percent at December 31, 2004, and December 31, 2003, respectively. Average duration for all investment contracts was 2.91 years and 3.16 years at December 31, 2004, and December 31, 2003 respectively. The crediting interest rate for all investment contracts was 4.74 percent at December 31, 2004, and 4.68 percent at December 31, 2003. Crediting interest rates are reset on a quarterly basis. Resets are determined based upon the market-to-book ratio, along with the yield and duration of the underlying investments.

7.	PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by State Street affiliates related to the Plan’s Trustee, transactions involving Northrop Grumman Corporation common stock, and payments made to the Company for certain Plan administrative costs. The Northrop Grumman Common Stock Fund (“NG Stock Fund”) within the DC Master Trust held 24,610,307 and 10,465,834 shares of Northrop Grumman common stock at December 31, 2004 and 2003, respectively. The Plan’s interest in the net assets of the NG Stock Fund was approximately 99.95 percent and 99.94 percent at December 31, 2004 and 2003, respectively. During 2004, the NG Stock Fund earned dividends of $9,394,984 from its investment in Northrop Grumman Corporation common stock.

State Street affiliates managed $13,919,436 and $8,699,270 of Plan assets as of December 31, 2004 and December 31, 2003, respectively. The Plan paid $93,033 to the trustee in fees for the year ended December 31, 2004. The Plan had transactions with the trustee’s short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the interests of all participants in their accounts are 100 percent vested and nonforfeitable.

9.	FEDERAL INCOME TAX STATUS

The plan obtained its latest determination letter dated July 17, 2002 in which the Internal Revenue Service determined that the Plan terms at the time of the determination letter application were in compliance with applicable sections of the 1986 Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plan’s qualified status. However, management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the 1986 Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Plan is subject to ERISA and must therefore file a Form 5500, Annual Return/Report of Employee Benefit Plan, with the U.S. Department of Labor. Form 5500 reports financial information based on the audited financial statements with particular modifications based on the Form 5500 instructions.

The following is a reconciliation of net assets available for Plan benefits per the financial statements to Form 5500 as of December 31, 2004 and 2003:

	2004	2003
Net assets available for Plan benefits, per the financial statements	$10,204,126,276	$6,419,538,441
Less: Amounts allocated to withdrawing participants	(12,710,610)	(2,473,125)

Net assets available for Plan benefits per Form 5500	$10,191,415,666	$6,417,065,316

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004:

Benefits paid to participants per the financial statements	$393,442,896
Add: Amounts allocated to withdrawing participants at December 31, 2004	12,710,610
Less: Amounts allocated to withdrawing participants at December 31, 2003	(2,473,125)

Benefits paid to participants per Form 5500	$403,680,381

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

11.	PLAN MERGERS

Effective October 22, 2004, the Northrop Grumman Electronic Sensors & Systems Sector Union Represented Employees Savings & Investment Plan (the “Northrop Grumman ESSS Savings Plan”) was merged into the Plan. Effective December 10, 2004, the Northrop Grumman Space & Mission Systems Corp. Savings Plan (the “Northrop Grumman SMS Savings Plan”) was merged into the Plan. Net assets available for plan benefits transferred into the Plan during 2004 were as follows:

Northrop Grumman ESSS Savings Plan	$132,434,486
Northrop Grumman SMS Savings Plan	2,791,362,637

Total	$2,923,797,123

* * * * *

NORTHROP GRUMMAN SAVINGS PLAN

FORM 5500 SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Northrop Grumman Defined Contribution Plans Master Trust	Participation in Northrop Grumman Defined Contribution Plans Master Trust	$9,248,240,378

*	State Street Bank and Trust Company	Participation in the Cash/STIF Accounts	13,919,436

*	Northrop Grumman Corporation	Participant loans (Prime + 1 percent)	168,501,744

*	Charles Schwab	Schwab Personal Choice Retirement Account	753,590,822

	Total		$10,184,252,380

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN SAVINGS PLAN

	By	/S/ J. MICHAEL HATELEY
Dated: June 29, 2005		J. Michael Hateley Chairman, Administrative Committee